
03025906


SEC MAIL
WASH. D.C.
JUN 3 0 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ____________________

Commission File Number: 1-08734
Employer Identification Number: 22-3461740
Plan Number: 003

MERCK-MEDCO MANAGED CARE 401 (k) SAVINGS PLAN
(Full title of the plan)

MERCK & CO., INC.
(Name of issuer of the securities held pursuant to the plan)

P.O. Box 100
Whitehouse Station, New Jersey 08889-0100
(Address of principal executive office)

Merck-Medco Managed Care 401(k) Savings Plan
Employer Identification Number: 22-3461740
Plan Number: 003

INDEX

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Accountants

To the Participants and Employee Benefits Committee of the
Merck-Medco Managed Care 401(k) Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Merck-Medco Managed Care 401 (k) Savings Plan (the "Plan") as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 20, 2003

MERCK-MEDCO MANAGED CARE 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2002	2001
Assets:		
Investments in the Master Trust	$ 359,691,013	$ 340,815,997
Participant loans at contract value	10,647,525	10,172,485
Total investments	370,338,538	350,988,482
Receivables:		
Employer's contribution	1,065,165	1,022,913
Participants' contributions	1,240,686	1,180,509
Total receivables	2,305,851	2,203,422
Net assets available for benefits	$ 372,644,389	$ 353,191,904

The accompanying notes are an integral part of these financial statements.

MERCK-MEDCO MANAGED CARE 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2002
Additions to net assets attributed to:	
Contributions	
By participants	$ 42,751,398
By employer	19,057,221
Total contributions	61,808,619
Transfers in	7,226,367
Total additions	69,034,986
Deductions from net assets attributed to:	
Investment loss from the Master Trust	(30,701,448)
Benefits paid to participants	(18,290,955)
Transfers out	(590,098)
Total deductions	(49,582,501)
Net increase	19,452,485
Net assets available for benefits:	
Beginning of year	353,191,904
End of year	$ 372,644,389

The accompanying notes are an integral part of these financial statements.

(1) Description of the Plan

The following description of the Merck-Medco Managed Care 401(k) Savings Plan (the "Plan") provides only general information. More complete information regarding the Plan's provisions may be found in the Plan document.

General

Effective January 1, 1989, the predecessor company to Merck-Medco Managed Care, L.L.C. established the Plan under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or defined arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees. The Plan is a defined contribution plan covering substantially all employees other than certain employees subject to collective bargaining agreements, who have completed three months of service and attained the age of twenty-one. Participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan was amended as a result of a merger, effective November 18, 1993, by and between the predecessor company to Merck-Medco Managed Care, L.L.C. and a subsidiary of Merck & Co., Inc. ("Merck"). The amendment provided participants with an option to invest all or part of their contributions in the common stock of Merck.

On January 29, 2002, Merck announced its plan to spin-off Merck-Medco Managed Care, L.L.C. as a separate publicly traded company. In May 2002, Merck-Medco Managed Care, L.L.C. converted from a limited liability company to a Delaware corporation and subsequently changed its name to Medco Health Solutions, Inc. ("the Company"). On April 22, 2003, Merck announced that it plans to complete this transaction by a spin-off of 100 percent of the shares of Medco Health Solutions, Inc. in a pro rata tax-free distribution to its stockholders, subject to the satisfaction of various conditions, including receipt of a favorable tax ruling.

The Plan is administered by the Employee Benefits Committee, which is appointed by the Management Committee of the Company.

Master Trust

The assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the Merck & Co., Inc. Employee Stock Purchase & Savings Plan and the Merck & Co., Inc. Employee Savings & Security Plan in the Merck & Co., Inc. Employee Savings & Security Plan and the Merck & Co., Inc. Employee Stock Purchase & Savings Plan Trust (the "Master Trust"). The plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets. The portion of fund assets allocable to each plan is based upon the participant's account balance within each plan. Investment income for each fund is allocated to each plan based on the relationship of each plan's beneficial interest in the fund to the total beneficial interest of all plans in the fund.

Contributions

Each year, participants may contribute an amount up to 15% of base compensation, as defined by the Plan (up to 10% if a highly compensated employee as defined by the IRC) subject to certain limitations under the IRC. Participants direct the investment of their contributions into various investment options offered by the Plan, with a minimum investment of 1% in any investment medium. Fidelity Management Trust Company ("Fidelity") is the trustee of the Plan. The Company matches 100% of employee contributions for the first 3% of base compensation deferred and 50% of employee contributions for the next 3% deferred. Participants direct the investment of all Company matching contributions in any of the available investment options. Also, the Economic Growth and Tax Relief Reconciliation Act of 2001 permits "catch-up" contributions that are designed to provide individuals age 50 and above with an additional pre-tax retirement savings opportunity. As such, effective July 1, 2002, eligible participants in the Plan may contribute an additional $1,000 for 2002. The limit for this "catch-up" contribution increases by $1,000 each year until it reaches $5,000 per year in 2006.

Participant Accounts

Each participant's account is credited with the participant's contribution and the Company's matching contribution and allocation of Plan earnings and fees. The allocation is based on participants' account balances, as defined in the Plan document.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in Company contributions as follows:

Years of Service	% Vested
Less than 2 years	0%
2 years but less than 3	25%
3 years but less than 4	50%
4 years but less than 5	75%
5 years or more	100%

At December 31, 2002 and 2001, forfeited non-vested accounts totaled $2,361,621 and $2,098,818, respectively. The Company will use forfeited non-vested accounts to reduce future Company contributions.

Participant Loans

Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The minimum loan is $1,000 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant's vested account balance less any current outstanding loan balance.

Payment of Benefits

In-service (which include hardship withdrawals) and termination distributions are made throughout the year in accordance with applicable Plan provisions.

(2) Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Valuation of investments of the Plan represent the Plan's allocable portion of the Master Trust. Participant loans are valued at cost which approximates fair value.

Investment loss from the Master Trust includes interest, dividends and net appreciation (depreciation) in market value of investments. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. The net appreciation (depreciation) in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statement of changes in net assets available for benefits.

Contributions

Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participant earnings.

Payment of Benefits

Benefits are recorded when paid.

Expenses

The costs of administering the Plan are borne by the Company.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3) Related-Party Transactions

Certain Plan investments in the Master Trust are shares of mutual funds managed by Fidelity. Because Fidelity is the trustee, these transactions qualify as party-in-interest transactions.

Merck & Co., Inc. is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Merck Common Stock transactions qualify as party-in-interest transactions.

(4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

(5) Tax Status

The trust established under the Plan is qualified under the IRC as exempt from Federal income taxes and the Plan received a favorable determination letter from the Internal Revenue Service on June 26, 1992 indicating that it had been designed in accordance with applicable sections of the IRC. However, the Plan has been amended since the receipt of the determination letter. The Plan sponsor and legal counsel believe that the Plan is designed and is currently operating in compliance with the IRC; therefore, no provision for income taxes has been made.

(6) Other Matters:

Net transfers-in during 2002 of $6,636,269 consist of $6,033,574 transferred between the Plan and the Merck & Co., Inc. Employee Savings & Security Plan and $602,695 transferred between the Plan and the Merck & Co., Inc. Employee Stock Purchase and Savings Plan for Merck & Co., Inc. employees who transferred to the Company during 2002.

(7) **Subsequent Events:**

On January 29, 2002, Merck announced its plan to spin-off Merck-Medco Managed Care, L.L.C. as a separate publicly traded company. On April 22, 2003, Merck announced that it plans to complete this transaction by a spin-off of 100 percent of the shares of Medco Health Solutions, Inc. in a pro rata tax-free distribution to its stockholders, subject to the satisfaction of various conditions, including receipt of a favorable tax ruling. In May 2002, Merck-Medco Managed Care, L.L.C. converted from a limited liability company to a Delaware corporation and subsequently changed its name to Medco Health Solutions, Inc. On January 1, 2003 Medco Health Solutions, Inc. established a separate trust with Fidelity and transferred the assets of the Plan from the Master Trust to the newly established trust. On May 15, 2003, the Company's Board of Directors adopted a resolution amending the name of the Plan to the Medco Health Solutions, Inc. 401(k) Savings Plan.

(8) **Master Trust:**

At December 31, 2002 and 2001, the Plan had a 12% and 10% interest in the Master Trust, respectively. The net assets of the Master Trust are as follows:

	December 31, 2002	December 31, 2001
Mutual Funds	$1,472,422,521	$1,546,205,918
Common Stock	1,651,008,624	1,713,814,350
Accrued interest & dividends	10,375,281	10,068,775
	$3,133,806,426	$3,270,089,043

Changes in net assets for the year ended December 31, 2002 for the Master Trust are as follows:

Additions to net assets:	
Contributions	
By participants	$ 235,188,546
By employer	93,535,066
Total contributions	328,723,612
Transfers in	8,487,705
Loan repayments	21,359,843
Total additions	358,571,160
Deductions from net assets:	
Investment income (loss)	
Interest and dividends	64,130,614
Net depreciation in mutual funds	(285,057,632)
Net depreciation in Merck Common Stock	(59,679,186)
Total investment loss	(280,606,204)
Benefits paid	(180,707,030)
Transfers out	(8,482,149)
Loan issuance	(25,058,394)
Total deductions	(494,853,777)
Net decrease	(136,282,617)
Net assets:	
Beginning of year	3,270,089,043
End of year	$3,133,806,426

MERCK-MEDCO MANAGED CARE 401(k) SAVINGS PLAN
Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Participants' Loans	Interest rates ranging from 6.0% to 10.5% and with maturities through 2033	-	$ 10,647,525
		Total		$ 10,647,525

* Denotes a party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned member of the Employee Benefits Committee has duly caused this annual report to be signed on behalf of the Merck-Medco Managed Care 401(k) Savings Plan the undersigned thereunto duly authorized.

MEDCO HEALTH SOLUTIONS, INC.

By: 

JoAnn A. Reed
Chief Financial Officer and
Senior Vice President, Finance

June 27, 2003

Merck-Medco Managed Care 401(k) Savings Plan
Employer Identification Number: 22-3461740
Plan Number: 003

EXHIBIT INDEX

Exhibit Number	Document	Page
23	Consent of Independent Accountants	13
99.1	Certification of Chief Executive Officer of Medco Health Solutions, Inc. Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	14
99.2	Certification of Chief Financial Officer of Medco Health Solutions, Inc. Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	15

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Post Effective Amendment on Form S-8 to the Registration Statement on Form S-4 (No. 33-50667) of Medco Health Solutions, Inc. of our report dated June 20, 2003 relating to the financial statements of the Merck-Medco Managed Care 401(k) Savings Plan as of December 31, 2002 and 2001 and for the year ended December 31, 2002, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, NJ
June 26, 2003

Exhibit 99.1

Certification

In connection with the Annual Report of the Merck-Medco Managed Care 401(k) Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David B. Snow, Jr., Chairman, President and Chief Executive Officer of Medco Health Solutions, Inc., certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated:



Name: David B. Snow, Jr.
Title: Chairman, President and Chief Executive Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 99.2

Certification

In connection with the Annual Report of the Merck-Medco Managed Care 401(k) Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, JoAnn A. Reed, Chief Financial Officer and Senior Vice President, Finance of Medco Health Solutions, Inc., certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated:



Name: JoAnn A. Reed
Title: Chief Financial Officer and
Senior Vice President, Finance

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.